February 15, 2008

Mail Stop 4563

*By U.S. Mail and facsimile to (864) 239-6423*

Mack I. Whittle
Chief Executive Officer
The South Financial Group, Inc.
102 South Main Street
Greenville, SC 29601

   **Re:    The South Financial Group, Inc.**
   **Definitive 14A**
   **Filed March 19, 2007**
   **File No. 00-15083**

Dear Mr. Whittle:

   We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

   Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing.  We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

   If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.


                              Sincerely,


                              Christian Windsor
                              Special Counsel